Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

August 30, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu and Mr. Benjamin Meeks
Telephone No. (202) 551-3850 and (202) 551-7146

Re:                                                      Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 1 to
Form SF-3 Shelf Registration Statement (the “Registration Statement”) Filed June 28, 2018; File No. 333-225949

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “Registrant”), and in response to the letter dated July 3, 2018, from the staff of the U.S. Securities and Exchange Commission to Jason C. Behnke, we are submitting Amendment No.1 to the Registration Statement referred to above.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Nathan Herbert

Nathan Herbert
Assistant Secretary

cc:                              Jason C. Behnke, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP